Exhibit 1

Articles of Association

of

EPCOS AG

I. General Provisions

§ 1

Business Name, Registered Place of Business and Business Year

(1)	The business name of the company is

EPCOS AG.

(2)	The company’s registered place of business is Munich.

(3)	The business year runs from 1 October of each year until 30 September of the following year.

§ 2

Object of the Enterprise

(1)	The object of the enterprise is direct or indirect activity in the sphere of research, development, manufacture and marketing of electronic components, electronic systems and software, as well as the performance of services related thereto.

(2)	The company is entitled to perform all acts and take all steps which appear likely to directly or indirectly promote the achievement of the company’s aims.

(3)

The company may establish subsidiaries and branches in Germany and abroad, and can participate in other enterprises or conduct business for them. The company can buy or sell enterprises, group them together under single management and conclude agreements according to §§ 291, 292 of the Stock Corporation Act (Aktiengesetz - AktG) with them or restrict itself to managing the participation. It is entitled to spin off its operations - as a whole or in part - into affiliated enterprises (Beteiligungsunternehmen).

§ 3

Announcements

Announcements of the company shall be made by publication in the electronic Federal Gazette.

II. Registered Capital and Shares

§ 4

Amount and Classification of the Registered Capital

(1)	The registered capital of the company is € 65,300,000 million (in words: Euro sixtyfive million three hundred thousand). It is divided into 65,300,000 million individual registered non-par value shares. The registered capital at the time of formation has been furnished by means of conversion of the legal form of Siemens Matsushita Components GmbH with its seat in Munich.

(2)	The Management Board is authorized to increase, with the consent of the Supervisory Board, once or in partial amounts in the period until February 10, 2009, the registered share capital by a total of up to € 13,020,000 by issuing new ordinary registered no-par shares against cash or in-kind contributions (Authorized Capital 2004).

The shareholders are principally entitled to preemptive rights. However, in the case of capital increases against cash contributions, the Management Board is authorized to exclude the shareholders’ preemptive rights, with the consent of the Supervisory Board

•	to the extent that fractional amounts are excluded from the preemptive rights;

•	to the extent this is necessary in order to grant holders of warrants or holders of convertible bonds that were or will be issued by the Company or its affiliates preemptive rights on new shares to the extent they would have been entitled after exercising the option or conversion rights, or satisfying the conversion obligations,

•	to the extent that the portion of the registered share capital attributable to the new shares does neither exceed a total of 10% of the registered share capital existing as of the date such Authorized Capital 2004 is registered, nor exceed a total of 10% of the registered share capital existing as of the date the new shares are issued, and the issue amount of the new shares does not fall substantially below the exchange price within the meaning of § 186 (3) sentence 4 AktG. Shares for which conversion or option rights or a conversion obligation exist based on the bonds issued pursuant to the authorization of the Annual General Meeting dated February 11, 2004, for which shareholders’ preemptive rights have been excluded in application mutatis mutandis of § 186 (3) sentence 4 AktG, shall be counted toward the aforementioned 10% limitation.

In the case of capital increases against in-kind contributions, the Management Board is also authorized to exclude, with the consent of the Supervisory Board, the shareholders’ preemptive rights.

The Management Board is further authorized to determine, with the consent of the Supervisory Board, the detailed rights carried by the shares and the terms of the stock issue.

(3)	The share capital is increased by up to the nominal sum of € 2,480,000 subject to contingency. The contingent capital increase is implemented by the issue of up to 2,480,000 new registered ordinary shares with dividend entitlement from the start of the fiscal year of issue only to the extent that the holders of subscription rights, issued under the terms of the EPCOS share option plan 1999 on the basis of the proxy granted on 28.09.1999, utilize their subscription rights (“Contingent Capital”).

(4)	The share capital of the Company is conditionally increased by up to € 6.500.000 through the issue of up to 6.500.000 new ordinary registered no-par value shares. The increase in conditional capital shall be implemented only to the extent that the holders or creditors of convertible or warrant-linked bonds, which the Company or any affiliate in which the Company directly or indirectly holds a majority interest may issue until March 5, 2007, based on the authorization of the Annual General Meeting of March 6, 2002, exercise their conversion or option rights or satisfy their conversion obligations. The new shares shall carry dividend rights starting in the fiscal year in which they are created as a result of the exercise of conversion or option rights or the satisfaction of conversion obligations (Conditional Capital 2002).

(5)	The share capital of the Company is conditionally increased by up to € 6,500,000 through the issue of up to 6,500,000 new ordinary registered no-par value shares. The increase in conditional capital shall be implemented only to the extent that holders or creditors of convertible or warrant-linked bonds, which the Company or any affiliate in which the Company directly or indirectly holds a majority interest may issue until February 10, 2009, based on the authorization by the Annual General Meeting of February 11, 2004, exercise their conversion or option rights or satisfy their conversion obligations, and to the extent that own shares are not used to cover this. The new shares shall carry dividend rights starting with the fiscal year in which they are created as a result of the exercise of conversion or option rights or the satisfaction of conversion obligations (Conditional Capital 2004 I).

(6)

The registered share capital is conditionally increased by up to EUR 2,480,000. The increase in conditional capital will be implemented by issuing up to 2,480,000 new ordinary registered no-par value shares carrying dividend rights from the start of the fiscal year in which they were issued, only to the extent that the holders of subscription rights, which were granted pursuant to the EPCOS Stock Option Plan 2004 based on the authorization granted on February 11, 2004 exercise their subscription rights and the Company does not grant any of its own shares or any cash settlement in satisfaction thereof (‘Conditional Capital 2004 II’).

(7)	The management board shall specify the form and the content of share certificates and any dividend warrants and renewal coupons with the consent of the supervisory board.

(8)	A claim by the shareholders to the certification of their shares and their profit participation is excluded in so far as this is permissible by statute. The company is entitled to issue share certificates which represent individual shares (single shares) or several shares (global shares).

III. The Management Board

§ 5

Composition and Rules of Procedure

(1)	The management board consists of at least two persons. Above and beyond this, the supervisory board shall determine their number. The supervisory board appoints the members and the deputy members of the management board. It can appoint a chairman and a deputy chairman of the management board.

(2)	The company is statutorily represented by two members of the management board, or by one member of the management board and one procurist (holder of a special, registered power of attorney). Deputy members of the management board are equal to ordinary members in this respect. Otherwise, the company is represented by procurists or other authorised signatories in accordance with the more detailed specifications laid down by the management board.

(3)	The management board shall pass rules of procedure for itself by unanimous resolution of all the members of the management board; these rules of procedure require the consent of the supervisory board. Sentence 1 shall apply accordingly to any amendments to the rules of procedure. The power of the supervisory board to pass rules of procedure for the management board shall remain unaffected.

(4)	The supervisory board may permit individual or all members of the management board to undertake legal transactions in the name of the company with itself as representative of a third party.

IV. Supervisory Board

§ 6

Composition, Term of Office, Resignation from Office

(1)	The supervisory board consists of twelve members, of whom six members are elected by the employees in accordance with the terms of the Co-Determination Act (Mitbestimmungsgesetz - MitbestG).

(2)	Each of the shareholders Siemens Aktiengesellschaft and Matsushita Electronic Components (Europe) GmbH has the right to appoint one member of the supervisory board provided that it holds at least 10 % of the company’s shares. The other four shareholders’ supervisory board members are elected by the general meeting of the shareholders. In as far as use is not made of the appointment rights under sentence 1 before the expiry of two months after a supervisory board member who was appointed has left, the respective supervisory board member is also elected by the general meeting of the shareholders. The appointment rights under sentence 1 are restricted to a period of five years from the company’s registration in the commercial register. After the expiry of this period, all shareholders’ supervisory board members are elected by the general meeting of the shareholders.

(3)	The election, or appointment respectively, of the supervisory board members is for a maximum period until the end of the general meeting of the shareholders which decides on the formal approval for the fourth business year after the beginning of the term of office. The business year in which the term of office begins is not included in this calculation. A shorter term of office can be specified for shareholders’ supervisory board members when they are elected, or appointed respectively.

(4)	Replacement members may be elected, or nominated respectively, for several or all of the shareholders’ supervisory board members to take the place of shareholders’ supervisory board members who have left office prematurely or who can no longer take up office because their election was challenged. This replacement takes effect in the order laid down when the replacement members were elected, or nominated respectively. If a replacement member takes the place of an elected member who has left, then his office shall expire at the end of the general meeting of the shareholders at which a replacement election takes place, but at the latest upon the expiry of the term of office of the supervisory board member who has left. If a replacement member takes the place of an appointed member who has left, then his office shall expire upon the expiry of the term of office of the supervisory board member who has left. The election of replacement members of the supervisory board chosen by the employees is governed by the terms of the Co-Determination Act.

(5)	Each supervisory board member may resign his office with a period of notice of four weeks, even without cause, by means of written notification to the chairman of the supervisory board. The chairman of the supervisory board or, in case the chairman resigns, his deputy, can consent to this period of notice being shortened.

§ 7

Chairman, Deputy Chairman

(1)	Immediately after the general meeting of the shareholders in which the supervisory board members to be elected by the general meeting of the shareholders have been newly elected, a supervisory board meeting shall take place which does not have to be specially convened, in which the supervisory board elects a chairman and a deputy chairman from its midst for the duration of the relevant period of office, in accordance with the provisions of the Co-Determination Act. Moreover, the supervisory board shall elect a further deputy chairman. The deputy chairman shall take the chairman’s place in all cases in which the latter is prevented from attending, in so far as nothing different results from these articles of association. In all cases in which he acts as deputy for the chairman, he has the same rights as the chairman, with the exception of the second vote to which the chairman is entitled under the terms of the Co-Determination Act.

(2)	If the chairman or the deputy chairman prematurely leave office, a new election for the remaining period of office of the person who has left shall take place without delay.

§ 8

Committees of the Supervisory Board

To the extent to which statute or the articles of association permit, the supervisory board can transfer its tasks and rights to its chairman, to individual members or to committees formed from its midst. If the chairman of the supervisory board belongs to a committee and if there is a tie in the voting in the committee, then he - but not his deputy - has two votes if voting is carried out a second time and once again ends in a tie.

§ 9

Convocation and the Passing of Resolutions

(1)

The supervisory board shall meet at least twice within half a calendar year. The chairman shall convene the meetings of the supervisory board in writing, by facsimile or E-Mail with a period of notice of at least two weeks. The day on which the notice of the meeting is sent out and the day of the meeting itself are not included in this period of notice. In case of urgency, he can shorten the period of notice to three days and can also convene the meeting orally or by telephone. The provisions in § 110 para. 1 and 2 of the Stock Corporation Act remain unaffected.

(2)	Notice of the meeting must be accompanied by information about the items on the agenda and the proposed resolutions. If a matter on the agenda was not properly announced, resolutions may only be passed on it if no member of the supervisory board opposes the passing of a resolution.

(3)	The chairman shall take the chair in meetings of the supervisory board. He determines the order in which the items on the agenda are dealt with, as well as the type and order of voting.

(4)	The supervisory board has a quorum if at least half of the whole complement of its members participate in passing resolutions in person or by the written casting of votes.

(5)	Resolutions are passed with a simple majority of the votes cast, unless something different is made mandatory by statute. This also applies to elections. In case of a tie in the voting, the chairman of the supervisory board has two votes if voting is carried out a second time on the same item and once again results in a tie.

(6)	An absent member can have his written vote handed in by another member of the supervisory board.

(7)	Resolutions can be passed outside meetings in writing, by facsimile or by E-Mail, unless a member of the supervisory board objects to this procedure without delay.

(8)	Minutes shall be kept of the meetings and resolutions of the supervisory board. They shall be signed by the chairman and sent to all supervisory board members in copy.

(9)	The chairman shall act for the supervisory board if declarations must be given or received.

§ 10

Tasks and Powers of the Supervisory Board

(1)	The supervisory board shall appoint the management board and shall monitor its management.

(2)	The management board shall report to the supervisory board to the extent specified by statute. In addition, the supervisory board can require reports about all company matters, about its legal and business relations with group companies and about business transactions at these enterprises which may be of considerable importance for the situation of the company.

(3)	The supervisory board shall pass rules of procedure for itself.

(4)	The supervisory board is entitled to alter the articles of association if such alterations only relate to the formulation thereof.

(5)	The members of the supervisory board must maintain silence about confidential information and secrets of the company, namely trade or business secrets, which become known to the supervisory board members through their activities on the supervisory board.

§ 11

Remuneration

(1)	The supervisory board members of the first supervisory board receive a reasonable remuneration, which is granted by a resolution of the general meeting of the shareholders which decides on the formal approval of the activities of the members of the first supervisory board.

(2)	In the subsequent years, each supervisory board member shall receive a fixed remuneration of € 20,000.00 per full business year, which is payable after the end of the business year. Supervisory board members who join or leave the supervisory board during the course of a current business year receive the relevant proportion of the remuneration. The chairman of the supervisory board receives twice - and his deputy one and a half times - the full amount.

(3)	In addition to the fixed compensation defined in paragraph (2) each member of the supervisory board shall receive an attendance fee of € 1000 for every meeting of the supervisory board attended. The chairman of the supervisory board shall receive double and each deputy one-and-a-half times this amount. In addition, each member of a supervisory board committee shall receive an attendance fee of € 1000 for every meeting of the committee attended. The chairman of the committee shall receive double this amount. These stipulations shall apply from fiscal year 2002/2003.

(4)	The company will reimburse the supervisory board members for their adequate expenses and the value added tax on their remuneration, if they can and do invoice these separately.

V. General Meeting of the Shareholders

§ 12

Ordinary General Meeting of the Shareholders

The ordinary general meeting of the shareholders shall take place within the first eight months of a business year. The subject-matter of its agenda is usually

a)	the submission of the annual financial statements with the situation report of the management board and the report of the supervisory board;

b)	the passing of a resolution on the appropriation of the balance sheet profit;

c)	the formal approval of the activities of the management board and the supervisory board, and

d)	the selection of the auditor.

§ 13

Place and Convocation

(1)	The general meeting of the shareholders shall be convened by the management board or the supervisory board. It shall take place at the company’s registered place of business or at a German city with a stock exchange. In so far as is legally permissible, the general meeting of the shareholders may also take place at other places to whose stock exchange the company’s shares are admitted for trading.

(2)	The convocation must be announced at least one month before the end of the day by which the shareholders must register themselves. The day on which the convocation of the meeting is announced and the day by which the shareholders must register themselves for the meeting shall not be included in the calculation of the required period.

§ 14

Preconditions for Participation and the Exercise of Voting Rights

Shareholders are entitled to participate in the general meeting of the shareholders, and to exercise their voting rights, if they are entered in the share register and have registered themselves for the meeting in good time. Registration is to be effected in writing, by fax, or by other electronic means to be specified by the Company and directed to the Management Board at the registered offices of the Company. There must be at least six days between the day of registration and the day of the general meeting of the shareholders.

The Management Board may stipulate a shorter period in the invitation of the general meeting of the shareholders. The specifics of the registration process will be announced in the Company publications together with the convocation of the general meeting of the shareholders.

§ 15

Direction and Course

(1)	The chairman of the supervisory board shall take charge of the general meeting of the shareholders. If he is unable to attend, this function shall be assumed by a member of the supervisory board to be named by him. If no such member has been named by him, this function shall be assumed by the member chosen by the shareholders’ supervisory board members in accordance with § 27 para. 3 of the Co-Determination Act. If none of these has appeared or is willing to direct the meeting, the shareholders’ supervisory board members who are present shall choose the person in charge of the meeting.

(2)	The person in charge of the meeting shall regulate the course of the general meeting of the shareholders. He can make use of the support of assistants for this, in particular in the exercise of the right as master of the house. He determines the order in which speakers take the floor and can order a restriction of the time allowed for speaking, or the end of the debate on individual items on the agenda, if this is necessary for the proper conduct of the general meeting of the shareholders.

(3)	The person in charge of the meeting determines the order of the items to be discussed and the voting, as well as the voting procedure. If voting cards or other data carriers are used, he can stipulate that several votes may be collected together.

(4)

Shareholders who do not wish to participate in the voting must notify the person in charge of the meeting of this before the start of voting, in the form specified by him; in order to calculate the results of voting, only the noes and the abstentions will be counted; votes of shareholders present and represented who have not declared their non-participation in the voting, have not voted no and have not abstained, will be counted as ayes. Para. 3 shall remain unaffected.

(5)	If it has been announced in the notice of the general meeting of the shareholders, the chairman may permit video and audio transmission of the entire general meeting of the shreholders, or excerpts thereof, via electronic or other media, in any manner to be stipulated by him. The meeting may also be broadcast such that the public has unrestricted access.

§ 16

Voting Right

(1)	Each share carries one vote.

(2)	Voting rights may be exercised by proxy. The proxy must be appointed in writing unless a financial institution or shareholders’ association has been authorized to exercise said voting rights. If a power of attorney for a third party is sent to the Company or issued to its appointed proxy, this may also be done by one of the electronic means as stipulated by the Company. The specifics for sending and granting such powers of attorney will be announced in the Company publications together with the convocation of the general meeting of the shareholders.

§ 17

Passing Resolutions

(1)	Resolutions shall be passed with a simple majority of the votes cast and, in so far as a capital majority is necessary, with a simple majority of the represented registered capital, unless a higher majority is required by compulsory statutory provisions or these articles of association.

(2)	In case of elections, the nomination which attracts the most votes is considered as having been approved, with the exception of supplementary elections to the supervisory board as specified in § 6 para. 2 sentence 3; in case of a tie in the voting, the lot drawn by the person in charge of the meeting shall decide.

VI. Annual Financial Statements and Appropriation of Profits

§ 18

Annual Financial Statements

(1)	During the first three months of the business year, the management board shall prepare the annual financial statements and the situation report for the past business year and shall submit them, together with a proposal for the appropriation of the balance sheet profit, without delay to the supervisory board. The supervisory board shall, in consultation with the company’s auditor, review the annual financial statements, the situation report and the proposal for the appropriation of the balance sheet profit.

(2)	If the company is obliged by law to prepare group financial statements, the management board shall, within the first five months of a given group business year, prepare group financial statements and a group situation report for the preceding group business year. These, or exempting group financial statements and a group situation report prepared in accordance with §§ 291, 292a of the Commercial Code (Handelsgesetzbuch - HGB), shall be submitted to the supervisory board without delay.

§ 19

Appropriation of Profits

(1)	The general meeting of the shareholders shall resolve on the appropriation of the balance sheet profit.

(2)	The shareholders’ shares in the profits are determined by their shares in the registered capital.

(3)	In case of an increase in the registered capital, the participation of the new shares in the profits can be determined in divergence from § 60 para. 2 of the Stock Corporation Act.

(4)	After the expiry of a business year, the management board may, with the consent of the supervisory board, within the framework of § 59 of the Stock Corporation Act, make an advance payment on account of the estimated distributable profit to the shareholders of the company.

§ 20

Costs of Formation

The company assumes the costs of formation (notary’s and registration fees as well as costs of publication), estimated at DM 100,000.00.